REDBRIDGE SECURITIES LLC
(S.E.C. NO. 8-69915)

Statement of Financial Condition
December 31, 2025
and
Independent Auditor's Report

This report is filed as a PUBLIC document in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-69915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Redbridge Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7700 Windrose Avenue, Suite G300, Floor 3
(No. and Street)

Plano	TX	75024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William E Rankel	917 225 2478	bill@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Av - 12th Floor	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

09/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Freeman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Redbridge Securities, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LEIGHTON V BRIDGE
Notary Public - State of Florida
Commission # HH717699
Expires on September 8, 2029

Signature: _Richard Barry Freeman_

Title: CEO

Notary Public   Leighton V Bridge   Notarized remotely online using communication technology via Proof.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Redbridge Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Redbridge Securities LLC (the "Company") as of December 31, 2025, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As more fully described in Note 6 to the financial statement, the Company has material transactions with its parent company, BBAE Holdings LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2018.

February 17, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Redbridge Securities LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	1,777,590
Deposit with clearing broker		500,000
Due from clearing broker		428,182
Prepaid expenses		78,828
Other assets		6,360
Operating lease right-of-use asset		56,745
Total assets	$	**2,847,705**

Liabilities and Member's Equity

Liabilities

Due to clearing broker	$	363,688
Payable to Parent		100,812
Accrued professional fees		178,151
Other accrued expenses		49,134
Operating lease liability		55,870
Total		747,655
Member's equity		2,100,050
Total liabilities and member's equity	$	**2,847,705**

See notes to statement of financial condition

1. **Organization**

   Redbridge Securities LLC (the "Company") is a Delaware limited liability company, organized on November 17, 2015, and is located in Plano, Texas. The Company is a wholly-owned subsidiary of BBAE Holdings LLC (the "Parent"), a Delaware limited liability company. The Parent is wholly owned by BBAE Holdings Ltd. Limited, an entity organized under the laws of the British Virgin Islands.

   The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Under the limited liability company structure, the member's liability for the Company's losses, debts, and obligations is generally limited to its capital contributions.

   The Company's primary business activity consists of providing self-directed brokerage services to retail investors. The Company operates as an introducing broker-dealer, engaging in securities transactions for customers on a fully disclosed basis through its clearing broker. The Company does not carry customer accounts on its books, as all customer accounts are maintained by the clearing broker, Apex Clearing Corporation ("APEX").

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   Cash and cash equivalents include highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times balances have been in excess of such insurance coverage.

   Income Taxes
   The Company and the Parent are disregarded entities for income tax purposes, the Company's results of operations are included in the income tax returns of BBAE Holdings Ltd. Limited.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 17, 2026, the date the financial statements were available for issuance. Between December 31, 2025 and February 17, 2026, the Company made no capital distributions to its Parent.

3. Clearing Broker

The Company introduces its customers on a fully disclosed basis to Apex. The clearing agreement with Apex specifies that the Company maintain a clearing deposit of $500,000. Pursuant to the Company's clearing agreement, the clearing broker remits payment to the Company in connection with the Company's brokerage activities generally during the subsequent month in which revenues are earned. On December 31, 2025, the amount due from the clearing broker is $428,182 of which $23,687 was due to be received within thirty days from year end and therefore was considered allowable for net capital computation purposes.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of:

- $50,000, or

- 6 2/3% of aggregate indebtedness

At December 31, 2025, the Company's regulatory capital position was as follows:

- Net Capital $1,609,487

- Less: Required Net Capital (50,000)

- Excess Net Capital $1,559,487

- Aggregate Indebtedness $691,785

- Ratio of Aggregate Indebtedness to Net Capital 42.98 %

5. Regulatory Inquiries

FINRA Cycle Examination

In 2025, the Financial Industry Regulatory Authority ("FINRA") concluded its cycle examination of the Company, which commenced in 2024. The Company reviewed FINRA's examination findings and responded to the exceptions noted in FINRA's exit correspondence on a timely basis.

Regulatory Inquiries

During 2025, the Company received and responded to additional information requests from FINRA pursuant to Rule 8210. The Company has provided all requested information to FINRA.

FINRA Investigation and Settlement

FINRA conducted an investigation and identified deficiencies in the Company's anti-money laundering compliance program and certain related supervisory matters for the period from September 2019 through October 2023. Following the conclusion of this investigation, FINRA presented the Company with a proposed Letter of Acceptance, Waiver and Consent ("AWC"), which included a proposed monetary fine of $475,000.

The final AWC was executed by both parties in 2025, and the monetary fine was paid in March 2025.

6. Related Party Transactions – Allocated Expenses

The Company and the Parent maintain an Administrative Services Agreement (the "Agreement") in a manner consistent with SEC rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and FINRA regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company agrees to reimburse the Parent for such expenses.

Payable to Parent in the accompanying statement of financial condition of $100,812 arose from the activities discussed above.

7. Commitments and Contingencies

The Company maintains offices in Texas under a twenty four-month lease, expiring June 30, 2027. Under the guidance of ASU 2016-02, the Company has recognized an asset and a liability for the rights and obligations created by the leased asset, measured as the present value of the lease payments. The following table reflects the operating lease remaining obligation, imputed interest, liability, and right of use asset as of December 31, 2025.

Remaining obligation	$	59,500
Imputed interest		(3,630)
Operating lease liability	**$**	**55,870**
Right of use asset	**$**	**56,745**

Redbridge Securities LLC
Notes to Statement of Financial Condition
December 31, 2025

Maturities under lease liabilities under a non-cancellable operating lease as of December 31, 2025 are as follows:

2026	$	42,000
2027	$	21,000

The discount rate in connection with the Company's operating lease liabilities is 8.5%.